UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

1st Century Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

31943X102
(CUSIP Number)

ADAM FINERMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31943X102

1	NAME OF REPORTING PERSON PALISAIR CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 593,692
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 593,692
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31943X102

1	NAME OF REPORTING PERSON PALISAIR CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 593,692
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 593,692
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 31943X102

1	NAME OF REPORTING PERSON ZACHARY JAMES COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 593,692
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 593,692
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31943X102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 hereby amends and restates the Schedule 13D in its entirety to read as follows:

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of 1st Century Bancshares, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1875 Century Park East, Suite 1400, Los Angeles, California 90067.

Item 2.	Identity and Background.

(a)           This statement is filed by Palisair Capital Partners, L.P., a Delaware limited partnership (“Palisair Partners”), Palisair Capital LLC, a Delaware limited liability company (“Palisair LLC”) and Zachary James Cohen (“Mr. Cohen”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Palisair LLC is the general partner of Palisair Partners.  Mr. Cohen is the managing member of Palisair LLC.  By virtue of these relationships, each of Palisair LLC and Mr. Cohen may be deemed to beneficially own the Shares owned by Palisair Partners.

Palisair Partners is a hedge fund founded in September 2007 by Mr. Cohen.  Mr. Cohen founded Palisair LLC, the general partner of Palisair Partners, in February 2007.  From September 2004 to December 2006, Mr. Cohen was a managing member of Coldwater Asset Management, LLC and was co-portfolio manager for Coldwater Partners, LP, a hedge fund based in Los Angeles from January 2005 to October 2006.  From March 2003 to August 2004, Mr. Cohen was an analyst at Witmer Asset Management, LLC (“Witmer”).  Witmer serves as investment adviser to Eagle Capital Partners, L.P., a value-oriented, hedge fund in New York City.  Mr. Cohen graduated from the Harvard-Westlake School in North Hollywood, California and received a Bachelor of Science Degree in Business Administration with Honors from the Haas School of Business at the University of California, Berkeley in 2002.

(b)           The principal business address of each of the Reporting Persons is 1900 Avenue of the Stars, Suite 303, Los Angeles, California 90067.

(c)           The principal business of Palisair Partners, Palisair LLC and Mr. Cohen is investing in securities.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Cohen is a citizen of the United States of America.

CUSIP NO. 31943X102

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 593,692 Shares owned by Palisair Partners is approximately $4,565,614 including brokerage commissions.  The Shares owned by Palisair Partners were acquired with partnership funds.

Palisair Partners effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  Palisair Partners intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Palisair Partners may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, making an offer for the entire company, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

On February 29, 2008, Palisair Partners announced its intention to commence a tender offer on March 14, 2008 for up to 688,000 of the Issuer’s outstanding Shares, which was later revised to purchase up to 396,000 of the Issuer’s outstanding Shares.  At the present time the Reporting Persons have determined not to proceed with a tender offer.

On April 11, 2008, Palisair Partners delivered a letter to the Corporate Secretary of the Issuer nominating Mr. Cohen for election to the Issuer’s Board of Directors at the Issuer’s 2008 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.  Palisair Partners intends to file a proxy statement with the Securities and Exchange Commission and solicit proxies in support of the election of its nominee.  A copy of the letter is attached as exhibit 99.2 hereto and is incorporated herein by reference.

Also on April 11, 2008, Palisair Partners delivered a letter to the Corporate Secretary of the Issuer requesting to inspect the Issuer’s stockholder list pursuant to Section 220 of the General Corporation Law of the State of Delaware.

CUSIP NO. 31943X102

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 9,913,884 Shares outstanding, which is the total number of Shares outstanding as of February 29, 2008 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2008.

As of the close of business on April 10, 2008, Palisair Partners beneficially owned 593,692 Shares, constituting approximately 6.0% of the Shares outstanding.  By virtue of their relationships with Palisair Partners discussed in further detail in Item 2, each of Palisair LLC and Mr. Cohen may be deemed to beneficially own the Shares owned by Palisair Partners.

(b)           Each of Palisair Partners, Palisair LLC and Mr. Cohen may be deemed to have the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 10, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Palisair Capital Partners, L.P., Palisair Capital LLC and Zachary James Cohen, dated March 10, 2008.

99.2	Nomination Letter from Palisair Capital Partners, L.P. to 1st Century Bancshares, Inc., dated April 11, 2008.

CUSIP NO. 31943X102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2008	PALISAIR CAPITAL PARTNERS, L.P.

	By:	PALISAIR CAPITAL LLC General Partner

	By:	/s/ Zachary James Cohen
Zachary James Cohen Managing Member

PALISAIR CAPITAL LLC

By:	/s/ Zachary James Cohen
Zachary James Cohen Managing Member

/s/ Zachary James Cohen
ZACHARY JAMES COHEN

CUSIP NO. 31943X102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

PALISAIR CAPITAL PARTNERS, L.P.

Common Stock	3,000	5.8167	02/22/08
Common Stock	(5,900)	6.5729	02/25/08
Common Stock	101,000	7.4748	02/25/08
Common Stock	193,120	7.2032	02/25/08
Common Stock	(100)	7.9000	02/27/08
Common Stock	25,085	8.1182	02/27/08
Common Stock	225,957	8.0472	02/27/08
Common Stock	22,530	8.2071	02/28/08
Common Stock	29,000	8.0974	02/29/08

PALISAIR CAPITAL LLC
None

ZACHARY JAMES COHEN
None

CUSIP NO. 31943X102

EXHIBIT LIST

Exhibit

99.1
Joint Filing Agreement by and among Palisair Capital Partners, L.P., Palisair Capital LLC and Zachary James Cohen, dated March 10, 2008 (previously filed with the Schedule 13D filed on March 10, 2008).

99.2	Nomination Letter from Palisair Capital Partners, L.P. to 1st Century Bancshares, Inc., dated April 11, 2008.